FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2005,

PERMANENT FINANCING (NO. 6) PLC

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT FUNDING (NO. 1) LIMITED

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT MORTGAGES TRUSTEE LIMITED

(Translation of registrant’s name into English)

47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐         No   ☒

Permanent Mortgages Trustees Limited		Quarter	12/10/2004	to	3/9/2005
Monthly Report	January 2005
Date of Report	2/7/2005

Mortgages

Number of Mortgages in Pool	484,817

Current Principal Balance	£31,017,115,615
Opening Trust Assets	£100
Total	£31,017,115,715

Notes Outstanding	£24,746,505,291
Funding Share	£22,950,309,199
Cash Accumulation Balance	£1,796,196,093
Funding Share Percentage	73.99240%
Seller Share	£8,066,806,416
Seller Share Percentage	26.00760%

Minimum Seller Share (Amount)	£1,550,855,781
Minimum Seller Share (% of Total)	5.00000%

Arrears Analysis	Number	Principal	Arrears	% by Principal
Less than 1 month	477,568	£30,481,496,528.63	£2,646,334.78	98.27%
1 - < 2 months	4,605	£348,535,741.39	£2,540,866.58	1.12%
2 - < 3 months	1,103	£83,436,139.90	£1,195,044.72	0.27%
3 - < 6 months	1,043	£71,364,353.91	£1,779,123.45	0.23%
6 - < 12 months	428	£28,598,620.21	£1,414,884.20	0.09%
12 months +	70	£3,684,230.63	£311,853.53	0.01%
Total	484,817	£31,017,115,614.67	£9,888,107.26	100.00%

Properties in Possession	Number	Balance	Amount in Arrears
Total	20	£1,669,763.45	£104,478.62

Properties in Possession (this month)

Number Brought Forward	14
Repossessed	8
Sold	2
Number Carried Forward	20

Average Time from Possession to Sale in days	66
Average Arrears at Sale	£5,927.34

MIG Claims submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment in days	0

Note : The arrears analysis and repossession information is as at the end of the report month

Substitution	Number	Principal
Substituted this period (this month)	0	£—
Substituted to date (since 14/06/2002)*	203,962	£14,162,131,295.91

* On 18th November 2004, Permanent 6 closed. The Permanent Trust was topped-up by 104,569 accounts (to value: £9,582,315,929.58). These are not included above.

CPR Analysis	Monthly	Annualised
(includes redemptions and repurchases)
Current 1 Month CPR Rate	2.74%	28.39%
Previous 3 Month CPR Rate	3.13%	31.74%
Previous 12 Month CPR Rate	3.71%	36.51%

Note: The annualised CPRs are expressed as a percentage of the outstanding balance at the beginning of the report month.

Weighted Average Seasoning in Months (by value)	34.06
Average Loan Size	£63,976.96
Weighted Average Current HPI LTV (by value)	47.32%
Weighted Average Current LTV (by value)	64.68%

Yield Net of Funding Swap over 3 Month Sterling LIBOR
Current Month	0.675%

Excess Spread
Current Month	0.396%
December 2004	0.395%
November 2004	0.463%

Product Breakdown
Fixed Rate %	29.10%
Tracker Rate %	50.82%
Other Variable Rate %	20.08%

LTV Levels Breakdown *	Number	Value	% of Total
0 - 30%	82,730	£2,083,017,411.70	6.72%
30 - 35%	21,100	£958,406,213.26	3.09%
35 - 40%	23,276	£1,197,257,145.74	3.86%
40 - 45%	25,370	£1,430,673,070.94	4.61%
45 - 50%	27,687	£1,708,034,020.39	5.51%
50 - 55%	29,621	£1,989,519,381.53	6.41%
55 - 60%	30,949	£2,253,500,741.36	7.27%
60 - 65%	32,420	£2,502,721,064.18	8.07%
65 - 70%	35,225	£2,909,823,765.95	9.38%
70 - 75%	40,463	£3,763,193,404.38	12.13%
75 - 80%	29,040	£2,371,933,165.55	7.65%
80 - 85%	29,028	£2,076,079,464.20	6.69%
85 - 90%	31,583	£2,384,355,677.74	7.69%
90 - 95%	28,661	£2,038,787,650.56	6.57%
95 - 100%	16,482	£1,267,139,286.67	4.09%
100% +	1,182	£82,674,150.52	0.27%
Totals	484,817	£31,017,115,614.67	100.00%

* Using Latest Valuation

HPI LTV Levels Breakdown **	Number	Value	% of Total
0 - 30%	171,517	£5,858,002,581.34	18.89%
30 - 35%	46,513	£2,590,072,628.25	8.35%
35 - 40%	50,551	£3,084,864,167.75	9.95%
40 - 45%	45,770	£3,073,441,870.68	9.91%
45 - 50%	37,737	£2,898,366,659.79	9.34%
50 - 55%	31,130	£2,697,712,800.85	8.70%
55 - 60%	28,000	£2,623,079,001.02	8.46%
60 - 65%	23,735	£2,439,063,552.81	7.86%
65 - 70%	17,822	£2,027,355,008.16	6.54%
70 - 75%	11,624	£1,278,599,014.59	4.12%
75 - 80%	7,943	£906,498,116.22	2.92%
80 - 85%	6,291	£740,083,123.71	2.39%
85 - 90%	3,993	£521,208,900.33	1.68%
90 - 95%	1,728	£221,281,062.57	0.71%
95 - 100%	452	£56,071,943.27	0.18%
100% +	11	£1,415,183.33	0.00%
Totals	484,817	£31,017,115,614.67	100.00%

** Using Latest Valuation Adjusted for changes in the HPI index

Current HVR1 Rate	6.75%
Effective Date of Change	9/1/2004
Current HVR2 Rate	6.00%
Effective Date of Change	9/1/2004

Notes	Deal	Rating (Moody’s/S&P/Fitch)	Outstanding	Reference Rate	Margin

Series 1 Class A	Permanent Financing No.4	P-1 / A-1+ / F1+	$1,500,000,000.00	2.42000%	-0.050%
Series 1 Class A	Permanent Financing No.5	P-1 / A-1+ / F1+	$1,250,000,000.00	2.42000%	-0.020%
Series 1 Class A	Permanent Financing No.6	P-1 / A-1+ / F1+	$1,000,000,000.00	2.42000%	-0.030%
Series 1 Class B	Permanent Financing No.4	Aa3 / AA / AA	$78,100,000.00	2.46000%	0.140%
Series 1 Class B	Permanent Financing No.5	Aa3 / AA / AA	$53,000,000.00	2.46000%	0.140%
Series 1 Class B	Permanent Financing No.6	Aa3 / AA / AA	$35,800,000.00	2.46000%	0.100%
Series 1 Class M	Permanent Financing No.4	A2/A/A	$56,500,000.00	2.46000%	0.230%
Series 1 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	$44,400,000.00	2.46000%	0.500%
Series 1 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	$34,700,000.00	2.46000%	0.350%
Series 2 Class A	Permanent Financing No.1	Aaa / AAA / AAA	$750,000,000.00		4.200%
Series 2 Class A	Permanent Financing No.2	Aaa / AAA / AAA	$1,750,000,000.00	2.46000%	0.150%
Series 2 Class A	Permanent Financing No.3	Aaa / AAA / AAA	$1,700,000,000.00	2.46000%	0.110%
Series 2 Class A	Permanent Financing No.4	Aaa / AAA / AAA	$2,400,000,000.00	2.46000%	0.070%
Series 2 Class A	Permanent Financing No.5	Aaa / AAA / AAA	$1,300,000,000.00	2.46000%	0.110%
Series 2 Class A	Permanent Financing No.6	Aaa / AAA / AAA	$1,000,000,000.00	2.46000%	0.090%
Series 2 Class B	Permanent Financing No.1	Aa3 / AA / AA	$26,000,000.00	2.46000%	0.280%
Series 2 Class B	Permanent Financing No.2	Aa3 / AA / AA	$61,000,000.00	2.46000%	0.330%
Series 2 Class B	Permanent Financing No.3	Aa3 / AA / AA	$59,000,000.00	2.46000%	0.250%
Series 2 Class B	Permanent Financing No.4	Aa3 / AA / AA	$100,700,000.00	2.46000%	0.180%
Series 2 Class B	Permanent Financing No.5	Aa3 / AA / AA	$56,400,000.00	2.46000%	0.180%
Series 2 Class B	Permanent Financing No.6	Aa3 / AA / AA	$35,800,000.00	2.46000%	0.140%
Series 2 Class M	Permanent Financing No.4	A2/A/A	$59,900,000.00	2.46000%	0.330%
Series 2 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$26,000,000.00	2.46000%	1.180%
Series 2 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	$61,000,000.00	2.46000%	1.450%
Series 2 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	$59,000,000.00	2.46000%	1.050%
Series 2 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	$82,200,000.00	2.46000%	0.720%
Series 2 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	$46,200,000.00	2.46000%	0.650%
Series 2 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	$34,700,000.00	2.46000%	0.450%
Series 3 Class A	Permanent Financing No.1	Aaa / AAA / AAA	$1,100,000,000.00	2.46000%	0.125%
Series 3 Class A	Permanent Financing No.2	Aaa / AAA / AAA	€1,250,000,000.00	2.17000%	0.230%
Series 3 Class A	Permanent Financing No.3	Aaa / AAA / AAA	$1,500,000,000.00	2.46000%	0.180%
Series 3 Class A	Permanent Financing No.4	Aaa / AAA / AAA	$1,700,000,000.00	2.46000%	0.140%
Series 3 Class A	Permanent Financing No.5	Aaa / AAA / AAA	$750,000,000.00	2.46000%	0.160%
Series 3 Class A	Permanent Financing No.6	Aaa / AAA / AAA	£1,000,000,000.00	4.86000%	0.125%
Series 3 Class B	Permanent Financing No.1	Aa3 / AA / AA	$38,500,000.00	2.46000%	0.300%
Series 3 Class B	Permanent Financing No.2	Aa3 / AA / AA	€43,500,000.00	2.17000%	0.430%
Series 3 Class B	Permanent Financing No.3	Aa3 / AA / AA	$52,000,000.00	2.46000%	0.350%
Series 3 Class B	Permanent Financing No.4	Aa3 / AA / AA	$75,800,000.00	2.46000%	0.230%
Series 3 Class B	Permanent Financing No.5	Aa3 / AA / AA	$32,500,000.00	2.46000%	0.260%
Series 3 Class B	Permanent Financing No.6	Aa3 / AA / AA	£35,300,000.00	4.86000%	0.230%
Series 3 Class M	Permanent Financing No.4	A2/A/A	$40,400,000.00	2.46000%	0.370%
Series 3 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$38,500,000.00	2.46000%	1.200%
Series 3 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€43,500,000.00	2.17000%	1.450%
Series 3 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	$52,000,000.00	2.46000%	1.150%
Series 3 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	$55,400,000.00	2.46000%	0.800%
Series 3 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	$27,000,000.00	2.46000%	0.820%
Series 3 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	£34,200,000.00	4.86000%	0.680%
Series 4 Class A1	Permanent Financing No.1	Aaa / AAA / AAA	€750,000,000.00		5.100%
Series 4 Class A1	Permanent Financing No.3	Aaa / AAA / AAA	€700,000,000.00	2.17000%	0.190%
Series 4 Class A	Permanent Financing No.2	Aaa / AAA / AAA	$1,750,000,000.00	2.46000%	0.220%
Series 4 Class A	Permanent Financing No.4	Aaa / AAA / AAA	€1,500,000,000.00	2.17000%	0.150%

Series 4 Class A	Permanent Financing No.5	Aaa / AAA / AAA	€1,000,000,000.00	2.17000%	0.170%
Series 4 Class A	Permanent Financing No.6	Aaa / AAA / AAA	€750,000,000.00	2.17000%	0.140%
Series 4 Class A2	Permanent Financing No.1	Aaa / AAA / AAA	£1,000,000,000.00	4.86000%	0.180%
Series 4 Class A2	Permanent Financing No.3	Aaa / AAA / AAA	£750,000,000.00	4.86000%	0.190%
Series 4 Class B	Permanent Financing No.1	Aa3 / AA / AA	£52,000,000.00	4.86000%	0.300%
Series 4 Class B	Permanent Financing No.2	Aa3 / AA / AA	€56,500,000.00	2.17000%	0.450%
Series 4 Class B	Permanent Financing No.3	Aa3 / AA / AA	€62,000,000.00	2.17000%	0.390%
Series 4 Class B	Permanent Financing No.4	Aa3 / AA / AA	€85,000,000.00	2.17000%	0.352%
Series 4 Class B	Permanent Financing No.5	Aa3 / AA / AA	€43,500,000.00	2.17000%	0.330%
Series 4 Class B	Permanent Financing No.6	Aa3 / AA / AA	€26,100,000.00	2.17000%	0.230%
Series 4 Class M	Permanent Financing No.4	A2/A/A	€62,500,000.00	2.17000%	0.534%
Series 4 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	£52,000,000.00	4.86000%	1.200%
Series 4 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€56,500,000.00	2.17000%	1.450%
Series 4 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	€62,000,000.00	2.17000%	1.180%
Series 4 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	€36,000,000.00	2.17000%	0.780%
Series 4 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	€25,300,000.00	2.17000%	0.680%
Series 5 Class A1	Permanent Financing No.4	Aaa / AAA / AAA	€750,000,000.00		3.9615%
Series 5 Class A1	Permanent Financing No.5	Aaa / AAA / AAA	£500,000,000.00		5.625%
Series 5 Class A1	Permanent Financing No.6	Aaa / AAA / AAA	£500,000,000.00	4.86000%	0.150%
Series 5 Class A	Permanent Financing No.2	Aaa / AAA / AAA	£750,000,000.00	4.86000%	0.250%
Series 5 Class A	Permanent Financing No.3	Aaa / AAA / AAA	£400,000,000.00		5.521%
Series 5 Class A2	Permanent Financing No.4	Aaa / AAA / AAA	£1,100,000,000.00	4.86000%	0.170%
Series 5 Class A2	Permanent Financing No.5	Aaa / AAA / AAA	£750,000,000.00	4.86000%	0.190%
Series 5 Class A2	Permanent Financing No.6	Aaa / AAA / AAA	£500,000,000.00	4.86000%	0.160%
Series 5 Class B	Permanent Financing No.2	Aa3 / AA / AA	£26,000,000.00	4.86000%	0.450%
Series 5 Class B	Permanent Financing No.3	Aa3 / AA / AA	€20,000,000.00	2.17000%	0.450%
Series 5 Class B	Permanent Financing No.4	Aa3 / AA / AA	£43,000,000.00	4.86000%	0.330%
Series 5 Class B	Permanent Financing No.5	Aa3 / AA / AA	£47,000,000.00	4.86000%	0.350%
Series 5 Class B	Permanent Financing No.6	Aa3 / AA / AA	£34,800,000.00	4.86000%	0.310%
Series 5 Class M	Permanent Financing No.4	A2/A/A	£32,000,000.00	4.86000%	0.500%
Series 5 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	£26,000,000.00	4.86000%	1.450%
Series 5 Class C	Permanent Financing No.3	Baa2 / BBB / BBB	€20,000,000.00	2.17000%	1.230%
Series 5 Class C	Permanent Financing No.4	Baa2 / BBB / BBB	£54,000,000.00	4.86000%	0.900%
Series 5 Class C	Permanent Financing No.5	Baa2 / BBB / BBB	£39,000,000.00	4.86000%	0.850%
Series 5 Class C	Permanent Financing No.6	Baa2 / BBB / BBB	£33,700,000.00	4.86000%	0.800%

Funding level Reserve Fund requirement	£460,000,000.00
Balance brought forward	£322,353,475.33
Drawings this period	£—
Top-up this period*	£—
Current Balance	£322,353,475.33

Liquidity Facility Original Amount	£150,000,000.00
Balance brought forward	£150,000,000.00
Drawings this period	£—
Liquidity Repaid this period	£—
Closing balance for period	£150,000,000.00

*Top-ups only occur at the end of each quarter.

Trigger Events:

Non-asset trigger events:

If the Seller suffers an Insolvency Event.

If the role of the Seller as Servicer is terminated and a new servicer is not appointed within 60 days.

If the current Seller’s Share at any time is equal to or less than the Minimum Seller Share.

If the outstanding principal balance of the trust property is less than £27,000,000,000 to 9th September 2005.

Asset trigger events:

If there has been a debit to the AAA Principal Deficiency Sub-Ledger.

No Trigger Events have Occurred

Funding Seller Share Ledger

Month	Pool Balance	Funding Share	Seller Share	Funding	Seller
January 2005	£31,889,122,237.87	£22,950,309,198.54	£8,938,813,039.33	71.96908%	28.03092%
December 2004	£32,877,011,570.71	£23,942,646,291.41	£8,934,365,279.30	72.82489%	27.17511%
November 2004	£24,057,931,158.53	£20,089,629,291.41	£3,968,301,867.12	83.50522%	16.49478%

Principal Ledger

Month	Principal Received	Further Advances	Sub Total
January 2005	£672,889,933.09	£202,111,760.15	£875,001,693.24
December 2004	£738,663,884.46	£253,673,208.41	£992,337,092.87
November 2004	£692,434,099.17	£181,604,366.89	£874,038,466.06
	£2,103,987,916.72	£637,389,335.45	£2,741,377,252.17

Principal Distribution

Month	Funding	Seller
January 2005	£257,147,638.13	£617,854,055.11
December 2004	£992,337,092.87	£—
November 2004	£—	£874,038,466.06
	£1,249,484,731.00	£1,491,892,521.17

Revenue Ledger

Month	Revenue Received	GIC Interest	Authorised Investment Income	Sub Total
January 2005	£139,450,633.50	£2,976,768.03	£—	£142,427,401.53
December 2004	£142,106,010.71	£2,851,352.00	£—	£144,957,362.71
November 2004	£122,097,711.54	£2,157,959.12	£—	£124,255,670.66
	£403,654,355.75	£7,986,079.15	£—	£411,640,434.90

Paid to

Month	Mortgage Trustee	Administrator	Available Revenue
January 2005	£150.00	£1,371,991.11	£141,055,260.42
December 2004	£—	£1,371,991.11	£143,585,371.60
November 2004	£2,783.35	£454,252.31	£123,798,635.00
	£2,933.35	£3,198,234.53	£408,439,267.02

Revenue Distribution

Month	Funding	Seller
January 2005	£102,885,981.26	£38,164,453.38
December 2004	£105,977,905.31	£37,607,466.29
November 2004	£104,055,684.55	£19,742,950.45
	£312,919,571.12	£95,514,870.12

Losses Ledger

Month	Losses
Balance b/fwd	£8,096.21

January 2005	£10,515.68
December 2004	£—
November 2004	£3,245.80

Closing Balance	£18,611.89

Losses Distribution

Month	Funding	Seller	Reconciliation
January 2005	£7,670.73	£2,844.95	£—
December 2004	£—	£—	£—
November 2004	£2,359.81	£885.99	£—
	£10,030.54	£3,730.94	£—

CPR Analysis

Month	1 Month CPR	3 Month CPR	12 Month CPR
January 2005	2.74%	3.13%	3.71%
December 2004	3.02%	3.33%	3.81%
November 2004	3.63%	3.70%	3.97%

Regional Analysis

Halifax Mapped Region	Number	Value	% of Total
London & South East	96,327	£9,330,588,172.36	30.08%
Midlands & East Anglia	106,089	£6,816,090,739.38	21.98%
North	91,058	£4,204,734,808.61	13.56%
North West	72,641	£3,620,861,235.52	11.67%
South Wales & West	69,557	£4,556,109,408.39	14.69%
Scotland	44,366	£2,139,413,980.54	6.90%
Unknown	4,779	£349,317,269.87	1.13%
Totals	484,817	£31,017,115,614.67	100.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PERMANENT FINANCING (NO. 6) PLC
(Registrant)

Date 8th February 2005	/s/David Balai

By: David Balai
Title: Director

PERMANENT FUNDING (NO. 1) LIMITED
(Registrant)

Date 8th February 2005	/s/David Balai

By: David Balai
Title: Director

PERMANENT MORTGAGES TRUSTEE LIMITED
(Registrant)

Date 8th February 2005	/s/David Balai

By: David Balai
Title: Director